Exhibit 99.1

Phoenix New Media Reports Second Quarter 2016 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 9

BEIJING, China, August 10, 2016 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•                      Net advertising revenues were RMB297.2 million (US$44.7 million), as compared to RMB311.9 million in the same period last year.

•                      Paid service revenues were RMB52.8 million (US$8.0 million), as compared to RMB111.0 million in the same period last year.

“For the second quarter of 2016, we are pleased to report a solid financial results which were close to our top end guidance,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “In addition, our flagship ifeng news app continues to see strong progress in terms of content enrichment, vertical development and video traffic. This point of confluence firmly places ifeng uniquely at the leading edge of both technology and serious journalism. With mobile devices having become the major gateway for content consumption, we will continue to focus on expanding our user base across our differentiated mobile apps, optimizing our targeting technology and integrating next-generation high-efficiency ad solutions. Looking forward, we will remain cautious on the PC advertising market in China, but are confident that our mobile strategy, recent strategic hires, as well as the continued development of our mobile applications will further strengthen ifeng’s growth opportunities and reputation as one of the most diversified news and life-style information providers in China’s mobile Internet space.”

“As stated in the press release on July 22, 2016,” Mr. Ya Li, president of Phoenix New Media, further commented, “the strategic partnership between Yidian, a strategic investment of ifeng, and OPPO, one of world’s top 5 mobile handset manufacturers in the second quarter 2016 according to IDC, as well as Yidian’s ongoing partnership with Xiaomi, positions Yidian as China’s leading personalized content recommendation application with two of China’s top smartphone manufacturers as strategic investors. We expect the growth of Yidian’s user base to accelerate heading into the second half of 2016 and into 2017. Going forward, with the combined strengths of our differentiated mobile platforms, we are confident that we will further strengthen our competitive position and solidify our leading role in providing Chinese readers the best of both high-quality news and customized content from around the world.”

Second Quarter 2016 Financial Results

REVENUES

Total revenues for the second quarter of 2016 were RMB350.1 million (US$52.7 million), as compared to RMB422.9 million in the second quarter of 2015.

Net advertising revenues (net of advertising agency service fees) for the second quarter of 2016 were RMB297.2 million (US$44.7 million), as compared to RMB311.9 million in the second quarter of 2015. The decrease was primarily due to the decline in PC advertising revenues and was partially offset by the growth in mobile advertising revenues.

Paid service revenues for the second quarter of 2016 were RMB52.8 million (US$8.0 million), as compared to RMB111.0 million in the second quarter of 2015, primarily due to the 64.9% year-over-year decrease in mobile value-added services (“MVAS”)1 revenues to RMB30.9 million (US$4.7 million) from RMB88.1 million in the second quarter of 2015. The decrease in MVAS revenues mainly resulted from the decline in user demand. Revenues from games and others2 for the second quarter of 2016 were RMB21.9 million (US$3.3 million), as compared to RMB22.9 million in the second quarter of 2015, primarily due to the decline in revenues generated from PC web-based games.

COST OF REVENUES

Cost of revenues for the second quarter of 2016 decreased by 18.8% to RMB180.5 million (US$27.2 million) from RMB222.4 million in the second quarter of 2015. The decrease in cost of revenues was primarily due to the decrease in revenue sharing fees and bandwidth costs. Revenue sharing fees to telecom operators and channel partners for the second quarter of 2016 decreased to RMB19.3 million (US$2.9 million) from RMB67.3 million in the second quarter of 2015, primarily due to the decreased sales of MVAS products. Content and operational costs for the second quarter of 2016 increased to RMB117.2 million (US$17.6 million) from RMB101.6 million in the second quarter of 2015, which was primarily driven by the increase in content acquisition cost and general operating cost. Bandwidth costs for the second quarter of 2016 decreased to RMB15.3 million (US$2.3 million) from RMB21.3 million in the second quarter of 2015. Sales taxes and surcharges for the second quarter of 2016 decreased to RMB28.8 million (US$4.3 million) from RMB32.2 million in the second quarter of 2015. Share-based compensation included in cost of revenues was RMB0.8 million (US$0.1 million) in the second quarter of 2016, as compared to RMB4.5 million in the second quarter of 2015. The decrease was primarily due to an increase of the estimated forfeiture rate of share-based awards.

1  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

2  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

GROSS PROFIT

Gross profit for the second quarter of 2016 was RMB169.6 million (US$25.5 million), as compared to RMB200.5 million in the second quarter of 2015. Gross margin for the second quarter of 2016 increased to 48.4% from 47.4% in the second quarter of 2015, mainly due to the reduction of sales from low gross margin products in paid services.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain non-cash or non-operating items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

Non-GAAP gross margin, which excludes share-based compensation, for the second quarter of 2016 increased slightly to 48.7% from 48.5% in the second quarter of 2015.

OPERATING EXPENSES AND INCOME / (LOSS) FROM OPERATIONS

Total operating expenses for the second quarter of 2016 increased by 7.4% to RMB186.7 million (US$28.1 million) from RMB173.8 million in the second quarter of 2015. Share-based compensation included in operating expenses decreased to RMB3.6 million (US$0.5 million) in the second quarter of 2016 from RMB9.0 million in the second quarter of 2015, primarily due to an increase of the estimated forfeiture rate of share-based awards.

Loss from operations for the second quarter of 2016 was RMB17.1 million (US$2.6 million), as compared to income from operations of RMB26.7 million in the second quarter of 2015. Operating margin for the second quarter of 2016 was a negative 4.9%, as compared to 6.3% in the second quarter of 2015. The decrease in operating margin was mainly due to the increase in mobile traffic acquisition expenses and bad debt provision.

Non-GAAP loss from operations for the second quarter of 2016, which excludes share-based compensation, was RMB12.7 million (US$1.9 million), as compared to a non-GAAP income from operations of RMB40.2 million in the second quarter of 2015. Non-GAAP operating margin for the second quarter of 2016, which excludes share-based compensation, was a negative 3.6%, as compared to 9.5% in the second quarter of 2015.

OTHER INCOME / (LOSS)

Other income/(loss) reflects interest income, net, foreign currency exchange gain/loss, loss/gain from equity investments, including impairments, gain on disposal of an equity investment and acquisition of available-for-sale investments and others, net3. Total other income for the second quarter of 2016 was RMB12.4 million (US$1.9 million), as compared to RMB4.7 million in the second quarter of 2015. Interest income, net, for the second quarter of 2016 increased to RMB7.3 million (US$1.1 million) from RMB6.5 million in the second quarter of 2015. Foreign currency exchange gain for the second quarter of 2016 was RMB2.4 million (US$0.4 million), as compared to foreign currency exchange loss of RMB2.6 million in the second quarter of 2015. Loss from equity investments, including impairments, for the second quarter of 2016 was RMB1.5 million (US$0.2 million), as compared to RMB9.4 million in the second quarter of 2015. For the second quarter of 2016, there was no gain on disposal of an equity investment and acquisition of available-for-sale investments, as compared to RMB4.6 million in the second quarter of 2015.

3  “Others, net” primarily consists of government subsidies.

NET INCOME/(LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited for the second quarter of 2016 was RMB2.5 million (US$0.4 million), as compared to net income of RMB22.5 million in the second quarter of 2015. Net profit margin for the second quarter of 2016 was a negative 0.7%, as compared to 5.3% in the second quarter of 2015. Net loss per diluted ADS4 in the second quarter of 2016 was RMB0.03 (US$0.01), as compared to RMB0.31 in the second quarter of 2015.

Non-GAAP net income attributable to Phoenix New Media Limited for the second quarter of 2016, which excludes share-based compensation ,loss from equity investments, including impairments, gain on disposal of an equity investment and acquisition of available-for-sale investments, was RMB3.5 million (US$0.5 million), as compared to RMB40.7 million in the second quarter of 2015. Non-GAAP net profit margin for the second quarter of 2016 was 1.0%, as compared to 9.6% in the second quarter of 2015. Non-GAAP net income per diluted ADS in the second quarter of 2016 was RMB0.05 (US$0.01), as compared to non-GAAP net income per diluted ADS of RMB0.56 in the second quarter of 2015.

As of June 30, 2016, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.15 billion (US$173.6 million).

For the second quarter of 2016, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 71,634,287. As of June 30, 2016, the Company had a total of 571,651,854 ordinary shares outstanding, or the equivalent of 71,456,482 ADSs.

Business Outlook

For the third quarter of 2016, the Company expects its total revenues to be between RMB342 million and RMB362 million. Net advertising revenues are expected to be between RMB301 million and RMB316 million. Paid service revenues are expected to be between RMB41 million and RMB46 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

4  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 9, 2016 (August 10, 2016 at 9:00 a.m. Beijing / Hong Kong time) to discuss its second quarter 2016 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	56967607

A replay of the call will be available through August 16, 2016 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	56967607

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to Phoenix New Media Limited, non-GAAP net profit margin and non-GAAP net income per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income from operations is income from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income from operations divided by total revenues. Non-GAAP net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation, loss/gain from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments. Non-GAAP net profit margin is non-GAAP net income attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income per diluted ADS is non-GAAP net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, loss/gain from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments, add clarity to the constituent parts of its performance. The Company reviews non-GAAP net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, non-operating loss/gain from equity investments, including impairments and gain on disposal of an equity investment and acquisition of available-for-sale investments. Share-based compensation and loss/gain from equity investments, including impairments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6459 to US$1.00, the noon buying rate in effect on June 30, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2015	2016	2016
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	310,669	260,935	39,263
Term deposits and short term investments	769,681	696,799	104,846
Restricted cash	125,000	195,900	29,477
Accounts receivable, net	506,351	403,974	60,785
Amounts due from related parties	124,677	293,104	44,103
Prepayment and other current assets	58,574	56,792	8,545
Deferred tax assets	35,963	47,883	7,205
Total current assets	1,930,915	1,955,387	294,224
Non-current assets:
Property and equipment, net	80,537	73,633	11,079
Intangible assets, net	12,404	10,897	1,640
Available-for-sale investments	513,994	541,668	81,504
Equity investments, net	11,610	10,079	1,517
Other non-current assets	17,746	16,245	2,444
Total non-current assets	636,291	652,522	98,184
Total assets	2,567,206	2,607,909	392,408
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	131,046	200,135	30,114
Accounts payable	289,148	255,883	38,502
Amounts due to related parties	19,368	21,166	3,185
Advances from customers	15,239	23,051	3,468
Taxes payable	93,120	55,369	8,331
Salary and welfare payable	114,028	104,595	15,738
Accrued expenses and other current liabilities	80,891	77,080	11,598
Total current liabilities	742,840	737,279	110,936
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	197
Long-term liabilities	18,368	20,187	3,038
Total non-current liabilities	19,680	21,499	3,235
Total liabilities	762,520	758,778	114,171
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	16,733	16,804	2,528
Class B ordinary shares	22,053	22,053	3,318
Additional paid-in capital	1,551,104	1,562,044	235,039
Statutory reserves	70,311	70,311	10,580
Retained earnings	122,093	131,230	19,746
Accumulated other comprehensive income	23,341	48,918	7,361
Total Phoenix New Media Limited shareholders’ equity	1,805,635	1,851,360	278,572
Noncontrolling interests	(949)	(2,229)	(335)
Total shareholders’ equity	1,804,686	1,849,131	278,237
Total liabilities and shareholders’ equity	2,567,206	2,607,909	392,408

* Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2016.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	311,888	271,383	297,230	44,724	580,284	568,613	85,558
Paid service revenues	111,019	51,557	52,833	7,950	207,724	104,390	15,707
Total revenues	422,907	322,940	350,063	52,674	788,008	673,003	101,265
Cost of revenues	(222,383)	(158,168)	(180,508)	(27,161)	(412,517)	(338,676)	(50,960)
Gross profit	200,524	164,772	169,555	25,513	375,491	334,327	50,305
Operating expenses:
Sales and marketing expenses	(92,219)	(75,558)	(87,017)	(13,093)	(179,809)	(162,575)	(24,462)
General and administrative expenses	(39,195)	(45,043)	(57,587)	(8,665)	(78,254)	(102,630)	(15,443)
Technology and product development expenses	(42,388)	(40,358)	(42,074)	(6,331)	(83,764)	(82,432)	(12,403)
Total operating expenses	(173,802)	(160,959)	(186,678)	(28,089)	(341,827)	(347,637)	(52,308)
Income/(loss) from operations	26,722	3,813	(17,123)	(2,576)	33,664	(13,310)	(2,003)
Other income/(loss):
Interest income, net	6,463	7,353	7,303	1,099	15,294	14,656	2,205
Foreign currency exchange (loss)/gain	(2,591)	(1,864)	2,411	363	(4,508)	547	82
(Loss)/gain from equity investments, including impairments	(9,368)	1,007	(1,512)	(228)	(29,387)	(505)	(76)
Gain on disposal of an equity investment and acquisition of available-for-sale investments	4,643	—	—	—	4,643	—	—
Others, net	5,561	4,206	4,220	635	5,263	8,426	1,268
Income/(loss) before tax	31,430	14,515	(4,701)	(707)	24,969	9,814	1,476
Income tax (expense)/benefit	(9,229)	(3,399)	1,442	217	(14,088)	(1,957)	(294)
Net income/(loss)	22,201	11,116	(3,259)	(490)	10,881	7,857	1,182
Net loss attributable to noncontrolling interests	334	502	778	117	445	1,280	193
Net income/(loss) attributable to Phoenix New Media Limited	22,535	11,618	(2,481)	(373)	11,326	9,137	1,375
Net income/(loss)	22,201	11,116	(3,259)	(490)	10,881	7,857	1,182
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	8,803	5,314	11,329	1,705	5,501	16,643	2,504
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(1,619)	(2,068)	11,002	1,655	(381)	8,934	1,344
Comprehensive income	29,385	14,362	19,072	2,870	16,001	33,434	5,030
Comprehensive loss attributable to noncontrolling interests	334	502	778	117	445	1,280	193
Comprehensive income attributable to Phoenix New Media Limited	29,719	14,864	19,850	2,987	16,446	34,714	5,223
Net income/(loss) attributable to Phoenix New Media Limited	22,535	11,618	(2,481)	(373)	11,326	9,137	1,375
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.04	0.02	(0.00)	(0.00)	0.02	0.02	0.00
Diluted	0.04	0.02	(0.00)	(0.00)	0.02	0.02	0.00
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.32	0.16	(0.03)	(0.01)	0.16	0.13	0.02
Diluted	0.31	0.16	(0.03)	(0.01)	0.16	0.13	0.02
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	569,818,126	572,996,971	573,074,298	573,074,298	570,827,715	573,035,634	573,035,634
Diluted	581,266,146	578,081,026	573,074,298	573,074,298	582,423,290	577,318,340	577,318,340

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2015	2016	2016	2016	2015	2016	2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	311,888	271,383	297,230	44,724	580,284	568,613	85,558
Paid service	111,019	51,557	52,833	7,950	207,724	104,390	15,707
Total revenues	422,907	322,940	350,063	52,674	788,008	673,003	101,265
Cost of revenues
Net advertising service	144,412	126,032	146,233	22,004	272,234	272,265	40,967
Paid service	77,971	32,136	34,275	5,157	140,283	66,411	9,993
Total cost of revenues	222,383	158,168	180,508	27,161	412,517	338,676	50,960
Gross profit
Net advertising service	167,476	145,351	150,997	22,720	308,050	296,348	44,591
Paid service	33,048	19,421	18,558	2,793	67,441	37,979	5,714
Total gross profit	200,524	164,772	169,555	25,513	375,491	334,327	50,305

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2015				Three Months Ended March 31, 2016				Three Months Ended June 30, 2016
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	200,524	4,493	(1)	205,017	164,772	851	(1)	165,623	169,555	845	(1)	170,400
Gross margin	47.4%			48.5%	51.0%			51.3%	48.4%			48.7%
Income/(loss) from operations	26,722	13,461	(1)	40,183	3,813	4,081	(1)	7,894	(17,123)	4,453	(1)	(12,670)
Operating margin	6.3%			9.5%	1.2%			2.4%	-4.9%			-3.6%

		13,461	(1)
		9,368	(2)			4,081	(1)			4,453	(1)
		(4,643	)(3)			(1,007	)(2)			1,512	(2)
Net income/(loss) attributable to Phoenix New Media Limited	22,535	18,186		40,721	11,618	3,074		14,692	(2,481)	5,965		3,484
Net profit margin	5.3%			9.6%	3.6%			4.5%	-0.7%			1.0%
Net income/(loss) per ADS—diluted	0.31			0.56	0.16			0.20	(0.03)			0.05
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,658,268			72,658,268	72,260,128			72,260,128	71,634,287			71,634,287

(1) Share-based compensation

(2) Loss/(gain) from equity investments, including impairments

(3) Gain on disposal of an equity investment and acquisition of available-for-sale investments

Details of cost of revenues are as follows:

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2015	2016	2016	2016
	RMB	RMB	RMB	US$
(Amounts in thousands)	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	67,327	18,854	19,274	2,900
Content and operational costs	101,583	95,450	117,190	17,634
Bandwidth costs	21,272	17,346	15,291	2,301
Sales taxes and surcharges	32,201	26,518	28,753	4,326
Total cost of revenues	222,383	158,168	180,508	27,161